ORRICK, HERRINGTON & SUTCLIFFE LLP 51 WEST 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1 212-506-5000 fax +1 212-506-5151 www.orrick.com

September 27, 2011	Brian B. Margolis
(212) 506-5125
bmargolis@orrick.com

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	LivePerson, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Form 8-K Filed August 3, 2011 File No. 000-30141

Dear Mr. Gilmore:

Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 9, 2011 (the “Staff Letter”).  For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Consolidated Financial Statements and Supplementary Data

(1) Summary of Operations and Significant Accounting Policies

(h) Revenue Recognition, page 52

1.
We note that you record revenue from call center labor net of the labor provider’s fee.  Please tell us more about the services being provided in these arrangements and describe, in detail, how you considered each of the factors in ASC 605-45-45 in determining that net reporting is appropriate.

RESPONSE:

ASC 605-45 lists the following indicators that should be considered in each set of facts and circumstances when determining whether revenue should be reported gross or net:

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
September 27, 2011

Gross Indicators	Net Indicators
Entity is primary obligor.	Supplier is primary obligor.
Entity has general inventory risk.
Entity has latitude in establishing price.	Entity earns a fixed amount.
Entity changes product or performs part of service.
Entity has discretion in supplier selection.
Entity is involved in determination of product or service specifications.
Entity has physical loss inventory risk.
Entity has credit risk.	Supplier has credit risk.

The Company’s analysis of each of the above factors follows.

The Company’s Pay for Performance program is a business model under which it provides its hosted chat technology in exchange for fees that are tied to the Company’s client’s sales completed via chat.  With respect to many, but not all, clients of this program, the Company contracts with outsourced call center providers on behalf of its client in order to provide call center labor to staff the chats taking place on the client’s website.  Under the pay for performance model, the Company’s client is responsible for training the call center labor regarding the client’s products, website, branding and customer relations matters.  As mentioned, under this model, fees are tied to the Company’s client’s sales completed via chat.  Accordingly, the Company invoices the client based on a bounty per order, and remits the fees for labor to the call center vendor.  On occasion, the Company also charges a nominal fee for its program management and administrative services associated with the pay for performance model.

In determining whether to recognize revenue gross or net of suppliers’ costs in these types of arrangements, the Company considered each of the indicators in ASC 605-45. While the Company understands that none of the indicators are considered presumptive or determinative, as suggested by the guidance, the Company placed significant weight on the fact that the call center labor vendor is the primary obligor with respect to the labor services provided under the pay for performance business model. Additionally, the Company does not bear credit risk with respect to outsourced labor services because its agreements with the labor vendors typically allow it to withhold payment and/or claw back payment if the Company does not receive payment from the client for the labor services provided.  Further, with regard to another indicator in the guidance, the Company does not bear inventory risk with respect to the call center labor because the vendor only provides the level of staffing requested by the Company’s client.  In addition, the Company generally has no latitude in establishing prices for the labor services as these are set by the labor vendor.  Finally, while the Company is involved on a limited basis in assisting its customers in shaping the service specifications (e.g, staffing levels), it does not actually provide any part of the labor service itself.  Also, other than presenting its customer with a list of qualified call center partners to choose from, the Company generally does not have discretion in selecting the supplier.

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
September 27, 2011

In future filings, the Company will expand its disclosure to include the other factors it used to determine that recognizing revenue net of the call center labor partner’s fee is appropriate.

2.
We note that you record revenue from online transactions between Experts and Users net of the expert’s fees.  Please tell us more about the services being provided in these arrangements and describe, in detail, how you considered each of the factors in ASC 605- 45-45 in determining that net reporting is appropriate.  We also note that your disclosure appears to indicate that the conclusion that you are an agent is based on the fact that you have no risk of loss for collection.  Please explain to us how you have concluded that you have no risk of collection loss when your disclosures also indicate that you collect the fees from consumers.

RESPONSE:

The Company’s Consumer business is an online marketplace where individual consumers (“Users”) can procure services from independent service providers (“Experts”).  Users can search on the website to procure services from the Expert of their choice such as personal advice, tutoring, and software assistance.  Services are generally provided via chat, and Users pay through the Company’s website, with prices set by the Experts and occasionally negotiated between User and Expert.

In determining whether to recognize revenue gross or net for online transactions between independent service providers (Experts) and individual consumers (Users), the Company considered each of the indicators in ASC 605-45. While the Company understands that none of the indicators are considered presumptive or determinative, the Company placed the greatest value on the fact that the Expert is the primary obligor. The Company does not have credit risk because it only remits payments to the Expert after the Company has collected the fee from the User. The Company is not required to pay the Expert if the User does not remit payment. The Company is not involved at all in determining the service specifications, selecting the Expert or in establishing the Expert’s price.

In future filings, the Company will expand its disclosure to include the other factors the Company used to determine that recognizing revenue net of the Experts fee is appropriate.

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
September 27, 2011

Form 8-K Filed August 3, 2011

3.
We note your disclosure of “EBITDA” which is adjusted for other items including stock-based compensation and other non-cash charges.  In future filings, please label this measure as “Adjusted EBITDA.”  Please see Question 103.01 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE:

The Company notes the Staff’s instructions from the Staff Letter regarding “Adjusted EBITDA” and will label this measure accordingly in future filings.

***********
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions on the foregoing.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis, Esq.

cc:	Monica Greenberg, Esq. (LivePerson, Inc.)